August 19, 2020

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

Re:	CSR Acquisition Corp.
Registration Statement on Form S-1
Filed July 31, 2020, as amended
File No. 333-240277

Dear Sir or Madam:

Reference is made to our letter, filed as correspondence via EDGAR on August 17, 2020, in which we, the representatives of the several underwriters (the “Representatives”), joined in the request of CSR Acquisition Corp. (the “Company”) to accelerate the effective date of the above-referenced registration statement for August 19, 2020, at 4:00 p.m. Washington D.C. time, in accordance with Rule 461 under the Securities Act of 1933, as amended. The Company is no longer requesting that such registration statement be declared effective at this time and we, as Representatives, hereby join in the request of the Company to withdraw the request for acceleration of the effective date.

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[Signature Page Follows]

Very truly yours,

CREDIT SUISSE SECURITIES (USA) LLC
as Representative of the Several Underwriters

By:	/s/ Frank McGee
Name: Frank McGee Title: Managing Director